VIA FACSIMILE AND EDGAR

March 7, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

Attention: Angela Crane, Accounting Branch Chief

Re:	Linear Technology Corporation
Form 10-K for the year ended July 1, 2007
File No. 000-14864

Ladies and Gentlemen:

On behalf of Linear Technology Corporation (the “Company”), I submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated February 12, 2008 relating to the Company’s Form 10-K for the fiscal year ended July 1, 2007.

In this letter, I have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Company’s Form 10-K.

Notes to Consolidated Financial Statements, page 32

Revenue Recognition, page 33

1.
We note that because of the sales price rebates and product return rights you grant to domestic distributors, you defer recognizing revenue on sales until the distributor sells the product to its customer.  We also note that when you defer recognizing revenue you relieve inventory, record a receivable on the initial sale to the distributor and that the income to be derived from the distributor sales is recorded as a current liability on the balance sheet as “deferred income on shipment to distributors” until such time as the distributor confirms final sale to its end customer.

•	Tell us and revise the note in future filings to clarify how you treat the costs of sales made to distributors.

Response:

The Company defers recognition of cost of sales on shipments to its domestic distributors until it recognizes the related revenue.  For presentation purposes, the deferred costs are netted against the deferred revenues in the caption “deferred income on shipments to distributors” on our consolidated balance sheets.

In future filings the Company will clarify its accounting and presentation treatment for the deferral of cost of sales on domestic distributor shipments.

•	Explain to us how you considered the guidance in paragraph 6 of SFAS 48, if at all, in determining the appropriate accounting treatment.

Response

The Company’s sales to domestic distributors are deferred until final sale to the end customer in accordance with paragraph 6.a. of SFAS 48 and SAB Topic 13. A.1.Revenue Recognition.  The Company selectively offers its distributors “price protection” and price rebates known as “ship and debits” against initial “book” purchase prices paid by the distributors to protect the distributor’s margin against a decline in end customer market prices.  Due to these factors, we have concluded the final sales price is not fixed or determinable at time of shipment to the domestic distributors and thus these shipments do not meet the requirements of SFAS 48 and Topic 13 for revenue recognition until the final sales price is known, which occurs at time of sell-through to the end customers.

•	If you defer these costs, tell us and revise future filings to disclose how the deferred costs are presented on your balance sheet.

Response

As noted in the above response, costs of sales on shipments to domestic distributors are netted against revenue in “deferred income on shipments to distributors.”  In future filings the Company will clarify its disclosure related to the presentation of deferred cost of sales.

•	Describe to us the methodology, if any, employed to evaluate the deferred costs for impairment and the authoritative literature in US GAAP on which you base your policy.

Response

The deferred costs of sales from shipments to domestic distributors have very limited risk of impairment.  At time of shipment, title transfers to the distributors and payment for these shipments is generally received within 30 days after shipment in accordance with “net 30” terms.  The Company offers limited stock rotation to distributors, generally up to 3% of quarterly purchases.  We do evaluate the products held by our distributors for impairment to the extent such products may be returned by the distributor within these limited rights and such products would be considered excess or obsolete if included within our own inventory, although we believe such exposure is limited given the terms of our arrangements. We believe this treatment is consistent with Chapter 4 of ARB 43.

•
To the extent you present both the deferred costs of sales and the deferred revenue within the “deferred income on shipments to distributors” current liability caption of the balance sheet, please explain how that presentation complies with paragraph 5 of FIN 39 which permits the offsetting of assets and liabilities only when legal right of setoff exists.

Response

The Company does not believe paragraph 5 of FIN 39 applies in this case as these do not represent assets and liabilities resulting from multiple contractual relationships of the nature described in that Interpretation.  The deferral of revenue and cost of sales is due to the uncertainty of final sales prices.  The related asset and liability result from the same transaction and one contract, unlike the contractual relationships discussed in FIN 39 that involve multiple transactions and contracts.

•
Tell us the amounts of gross deferred cost of sales and gross deferred income on shipments to distributors presented in that balance sheet caption as of July 2, 2006, July 1, 2007 and December 30, 2007.

Response:

Gross deferred revenue and gross deferred cost of sales on shipments to distributors as of July 2, 2006, July 1, 2007 and December 30, 2007 are as follows (in thousands):

	Dec. 30, 2007	July 1, 2007	July 2, 2006

Deferred revenue	$46,890	$49,064	$59,755

Less: Deferred cost of sales	8,607	9,118	11,742

Deferred income on shipments to distributors (1)	$38,283	$39,946	$48,013

(1)
Includes foreign distributor reserves of $10.6 million, $10.6 million and $9.8 million, respectively.  As disclosed in Note 1 to the consolidated financial statements, the Company’s sales to international distributors are made under agreements which permit limited stock return privileges but not sales price rebates.  Revenue on these sales to foreign distributors is recognized at time of shipment (when title passes) as these sales are not subject to price rebates. Accordingly, the Company has established reserves for such returns based on historical experience, in accordance with SFAS 48.

2.
You disclose that the agreements with domestic distributors permit them to physically return products to you and it appears that you are unable to estimate the amounts of these returns.  We also note that the company relieves inventory and records a receivable on the initial sale to the domestic distributor as title has passed to the distributor.  Please discuss in detail your rationale under US GAAP for relieving inventory at the time of shipment to the distributor.  Please reference authoritative literature on which you have based your policy.

Response

Per contract, all shipments to domestic distributors are “Ex-Works” which means that title and risk of loss transfer to the distributor upon shipment from the Company’s dock.  Payment terms are “net 30” and invoices are generally collected within terms.  Payment is not contingent on resale or any other event.

The distributors have limited rights of return in the form of stock rotation to replace slow moving inventory.  Returns for stock rotation are limited to 3% of purchases at “book cost” (where there is no special pricing) over the prior 3 months.  There is generally no time limit to return goods under stock rotation provided they are in good, unopened condition.  Historically, the annual cost of returned products from stock rotation that are scrapped with no value has been immaterial.

Though title has passed and collection is reasonably assured, FAS 48 paragraph 6 and SAB Topic 13 require that the price to the buyer must be substantially fixed or determinable at the date of delivery to recognize revenue.  As indicated previously in our response under the second bullet under response 1 above, the final price is not fixed or determinable at date of delivery and, accordingly, the Company defers the revenue and related cost of sales (net margin) of these shipments until final sale is reported by the distributor. We believe the presentation of products shipped to distributors as inventory on our consolidated balance sheets is not appropriate.  Specifically, title to this inventory has transferred to the distributor, risks and benefits associated with the possession of the goods rest with the distributor, and we do not directly or indirectly control the use of the products shipped to the distributor.   Additionally, as the inventory is no longer controlled by us, and we cannot control others’ access to the inventory, we do not believe it meets all essential characteristics of an asset as set forth in paragraph 26 of CON 6.  Further, as is set forth in Chapter 4 of ARB 43, “the term inventory is used herein to designate the aggregate of those items of tangible personal property which (1) are held for sale in the ordinary course of business, (2) are in process of production for such sale, or (3) are to be currently consumed in the production of goods or services to be available for sale.” As the products held by the distributors are not held for sale by the Company, but rather, have already been subject to such a transaction, we believe it would be inappropriate to continue to present such items as inventory on our consolidated balance sheets.

As per your instructions in the letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding the Company’s responses to the attention of the undersigned at (408) 432-1900.

Sincerely,

LINEAR TECHNOLOGY CORPORATION

/s/ Paul Coghlan
Paul Coghlan
Vice President of Finance and Chief Financial

cc:           Herbert P. Fockler/Wilson, Sonsini, Goodrich & Rosati
Rick Fezell/Ernst & Young